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                          January 4, 2021

       Melissa A. Waterhouse
       Chief Executive Officer
       American Bio Medica Corporation
       122 Smith Road
       Kinderhook, NY 12106

                                                        Re: American Bio Medica
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed December 29,
2020
                                                            File No. 333-251798

       Dear Ms. Waterhouse:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Spencer G. Feldman,
Esq.